Exhibit 21.1
LIST OF SUBSIDIARIES

1. GuildMaster, Inc., a Missouri corporation, doing business under the name "GuildMaster".

2. Faith Walk Designs, Inc., a Missouri corporation, doing business under the names "Faith Walk" and "Faith Walk Designs".

3. WestWay Enterprises, Ltd., a Hong Kong corporation, doing business under the name "WestWay".

4. P.T. Niaga Merapi, an Indonesian corporation, doing business under the name "Merapi".